SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

Amendment #1

First Community Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

319835104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act

CUSIP NO. 319835104

1)	Name of Reporting Person Ameriprise Financial, Inc. S.S. or I.R.S. Identification IRS No. 13-3180631 No. of Above Person
2)

  Check the Appropriate Box if a Member of a Group

  (a)  ☐        (b)  ☒*

*  This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 360,459
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 360,459

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 360,459
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 4.78%
12)	Type of Reporting Person HC

CUSIP NO. 319835104

1)	Name of Reporting Person Columbia Management Investment Advisers, LLC S.S. or I.R.S. Identification IRS No.41-1533211 No. of Above Person
2)

  Check the Appropriate Box if a Member of a Group

  (a)  ☐        (b)  ☒*

*  This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 360,459
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 360,459

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 360,459
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 4.78%
12)	Type of Reporting Person IA

1(a)	Name of Issuer:	First Community Corporation

1(b)	Address of Issuer’s Principal	5455 Sunset Blvd
	Executive Offices:	Lexington, South Carolina 29072

2(a)	Name of Person Filing:	(a) Ameriprise Financial, Inc. (“AFI”)
(b) Columbia Management Investment
Advisers, LLC (“CMIA”)

2(b)	Address of Principal Business Office:	(a) Ameriprise Financial, Inc.
145 Ameriprise Financial Center
Minneapolis, MN 55474
(b) 290 Congress St.
Boston, MA 02210

2(c)	Citizenship:	(a) Delaware
(b) Minnesota

2(d)	Title of Class of Securities:	Common Stock

2(e)	Cusip Number:	319835104

3	Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

(a) Ameriprise Financial, Inc.

A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

(b) Columbia Management Investment Advisers, LLC

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

4	Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

AFI, as the parent company of CMIA, may be deemed to beneficially own the shares reported herein by CMIA. Accordingly, the shares reported herein by AFI include those shares separately reported herein by CMIA.

Each of AFI and CMIA disclaims beneficial ownership of any shares reported on this Schedule.

5	Ownership of 5% or Less of a Class:

If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

6	Ownership of more than 5% on Behalf of Another Person: Not Applicable

7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

AFI: See Exhibit I

8	Identification and Classification of Members of the Group:

Not Applicable

9	Notice of Dissolution of Group:

Not Applicable

10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Ameriprise Financial, Inc.

By:	/s/ Michael G. Clarke

Name:	Michael G. Clarke
Title:	Senior Vice President, Head of Global Operations

Columbia Management Investment Advisers, LLC

By:	/s/ Michael G. Clarke

Name:	Michael G. Clarke
Title:	Senior Vice President, Head of Global Operations

Contact Information

Mark D. Braley
Vice President
Head of Reporting and Data Management Global Operations and Investor Services
Telephone: (617) 747-0663

Exhibit Index

Exhibit I	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II	Joint Filing Agreement